Exhibit 1.4

CDC Corporation subsidiary, China.com Inc., seeking to
establish an ADR program in the United States

[Hong Kong, September 29, 2005] CDC Corporation (NASDAQ: CHINA; www.cdccorporation.net) today announced that its 81% owned subsidiary, China.com Inc., currently listed in Hong Kong on the Hong Kong Growth Enterprise Market under the ticker symbol 8006, is seeking to establish a sponsored Level 2 American Depositary Receipts (“ADR”) program in the United States. The establishment of the ADR program is subject to regulatory approvals and market conditions and there is no assurance that China.com Inc. can successfully complete the establishment of the ADR program.

The company is embarking on this initiative as part of its strategic review to enable many of its US-based investors to more easily invest directly in its China-based Mobile Value Added Services (“MVAS”), Internet services and online game company, China.com Inc. Once the ADR program is in effect, it would enable CDC to provide greater flexibility with respect to its shareholdings in China.com Inc. such as distributing a stock dividend of all or a part of its China.com Inc. shares to CDC shareholders.

As of September 29, 2005, China.com Inc. had a market capitalization of US$375.5 million on the Hong Kong Growth Enterprise Market with an average daily volume of approximately 38 million shares for the past 10 trading days. This is based on an exchange rate of US$1 to HK$7.76 and total outstanding shares of approximately 4.16 billion. As of the end of Q2 2005, the company projected that its 2005 aggregate revenues will be US$240 million to US$260 million of which approximately 15%-20% was anticipated to be derived from China.com Inc with the balance from its CDC Software unit. While the company is subjected to various Non-GAAP adjustments most of which relates to its purchase of subsidiaries, the China.com Inc. and CDC Software units have been operating profitable for 2005 and China.com Inc. is on its 21st consecutive quarter of profitability. The Non-GAAP cash and cash equivalents net of total debt as at Q2 2005 was approximately US$221 million of which approximately one half was within China.com Inc.

“The introduction of a China.com Inc. ADR program would provide greater flexibility to our investors by creating a US dollar investment vehicle that we feel would help to put China.com Inc. on a level footing with many of its US-listed peer companies. This is a key step in our strategic review as we believe an ADR program would measurably improve the ability of our China.com Inc. subsidiary to access a greater range of global investors and further broaden its shareholder base as well as provide greater value to CDC shareholders,” said Steven Chan, Acting CEO of CDC Corporation.

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, business services, mobile applications and internet media. As part of its strategic review the company has reorganized into two primary operating business units, CDC Software and China.com Inc. The company has approximately 2,000 employees with operations in 17 countries.

For more information about CDC Corporation. please visit the website www.cdccorporation.net.

About China.com Inc.

China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading Mobile Value Added Services (MVAS), Internet services and online game company operating principally in China, and an 81%-owned subsidiary of CDC Corporation (formerly chinadotcom corporation) (NASDAQ: CHINA; website: ), was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

For more information about China.com Inc., please visit the website www.inc-china.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the establishment of an ADR program in the United States, its affects on our shareholder base and financial forecasts for our business operations. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability to locate a depositary bank to sponsor such a facility, the ability to obtain a listing of such an ADR program on a U.S. stock exchange, the ability to have a registration statement relating to such an ADR facility declared effective by the U.S. Securities and Exchange Commission, and the failure to achieve our financial forecasts due to delay and size reductions for our enterprise software and services transactions and our inability to compete effectively in the MVAS, Internet services and online gaming markets in China. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Media Relations Anne Yu, VP Corporate Planning Tel: (852) 2237 7020 Fax: (852) 2571 0410 e-mail: media@cdccorporation.net	Investor Relations Craig Celek, VP Investor Relations Tel : 1 (212) 661 2160 Fax : 1 (646) 827 2421 e-mail : craig.celek@cdccorporation.net